UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other

On July 21, 2023, IDEX Biometrics ASA (the “Company”) issued a press release announcing its intention to voluntarily delist its American Depositary Shares from The Nasdaq Capital Market. A copy of this press release is attached to this Report on Form 6-K as Exhibit 99.1 and is hereby incorporated by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated July 21, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: July 21, 2023	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer